SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Invesco Van Kampen Advantage Municipal Income Trust II

(Name of Issuer)

Auction Preferred Shares

(Title of Class of Securities)

46132E202

46132E301

46132E400

46132E509

46132E608

46132E707

46132E806

46132E863

46132E871

46132E889

(CUSIP Number)

May 24, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JMB Capital Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 163
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 163

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Advisers, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 163
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 163

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood General Partner, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 163
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 163

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 163
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 163

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 163
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 163

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 7 of 12 Pages

Item 1.

(a)	Name of Issuer

Invesco Van Kampen Advantage Municipal Income Trust II (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

1555 Peachtree Street, N.E.
Atlanta, GA 30309

Item 2.

(a)	Name of Person Filing

JMB Capital Partners Master Fund L.P. (the “Fund”)

Smithwood Advisers, L.P. (“Advisers”)

Smithwood General Partner, LLC (“Smithwood GP”)

Smithwood Partners, LLC (“Partners”)

Jonathan Brooks (“Brooks”)

(collectively hereinafter referred to as the “Reporting Persons”)

Mr. Brooks is the Managing Member of Partners, which is the General Partner of the Fund.
Mr. Brooks is also the controlling owner and Managing Member of Smithwood GP, which is the General Partner of Advisers, the Fund’s investment adviser.

The Fund directly owns the 163 Auction Preferred Shares to which this Schedule 13G relates (the “Shares”). Each of Advisers, Smithwood GP, Partners and Brooks by virtue of their relationships to the Fund may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares directly owned by the Fund, but each disclaims beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

c/o Smithwood Advisers, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA 90067

(c)	Citizenship

The Fund is a limited partnership formed and existing under the laws of the Cayman Islands.
Advisers is a limited partnership formed and existing under the laws of the State of California.
Smithwood GP is a limited liability company formed and existing under the laws of the State of California.
Partners is a limited liability company formed and existing under the laws of the State of California.
Brooks is a citizen of the United States.

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 8 of 12 Pages

(d)	Title of Class of Securities

Auction Preferred Shares

(e)	CUSIP Number

46132E202

46132E301

46132E400

46132E509

46132E608

46132E707

46132E806

46132E863

46132E871

46132E889

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 9 of 12 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date hereof, the Fund beneficially owns 163 Shares. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own the Shares owned by the Fund.

(b)	Percent of class:

As of the date hereof and based on 3,850 Auction Preferred Shares outstanding (after taking into consideration the redemptions contemplated by the Issuer’s Rule 23C-2 Notice of Intention to Redeem Securities, as filed with the Securities and Exchange Commission on May 15, 2012, pursuant to which the Issuer reported its intention to redeem all of the outstanding Auction Preferred Shares of each series), the Reporting Persons are currently the beneficial owners of 4.2% of the Auction Preferred Shares. At June 4, 2012, the last day upon which the Issuer intends to redeem its Auction Preferred Shares, the Reporting Persons will own 0%.

(c)	Number of shares as to which the Reporting Person have:

(i)	Sole power to vote or to direct the vote – 0
(ii)	Shared power to vote or to direct the vote – 163
(iii)	Sole power to dispose or to direct the disposition of – 0
(iv)	Shared power to dispose or to direct the disposition of – 163

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 10 of 12 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2012

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks, Individually

CUSIP No. 46132E202; 46132E301; 46132E400; 36132E509; 46132E608; 46132E707; 46132E806; 46132E863; 46132E871; 46132E889	13G	Page 12 of 12 Pages

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Invesco Van Kampen Advantage Municipal Income Trust II and hereby affirms that this Schedule 13G is being filed on behalf of each of the undersigned.

Dated: May 24, 2012

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks, Individually